Form 144

1 (a) Name of issuer:
SouthState Corporation

1 (b) IRS Ident. No.
57-0799315

1 (c) SEC File No.
001-12669

1(d) Address of issuer
1101 First Street South, Suite 202, FL 33880

1 (e)Telephone No.
863-293-4710

2(a) Name of person for whose account the securities are to be sold Renee R. Brooks

2(b) Relationship to Issuer
Chief Operating Officer

2(c) Address Street
1101 First Street South, Suite 202, FL 33880

3(a) Title of Class of securities to be sold
Common Stock


3(b) Name and address of each broker through whom the sec are to be offered/each market maker who is acquiring the securities Computershare
250 Royall Street
Canton, MA 02021


3(c) Number of share or other units to be sold
4,000


3(d)Aggregate Market Value
$329,880



3(e) Number of shares or other units outstanding
75,665,518


3(f) Approximate Date of Sale
09/09/2022


3(g) Name of each securities exchange
NASDAQ


Table I  Securities to be Sold

Title of the Class:
Common Stock


Date you acquired:
Various dates


Nature of Acquisition Transaction
Vested stock awards and private purchases of units


Name of Person from Whom Acquired:
SouthState Corporation


Amount of Securities Acquired:
4,000


Date of Payment:
Various dates


Nature of Payment:
Equity compensation, dividend reinvestment


Table II  Securities sold during past 3 months:
N/A